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                           UNITED STATES SEC USE ONLY
                             Washington, D.C. 20549

                                    FORM 144

                     NOTICE OF PROPOSED SALE OF SECURITIES
             PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

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1(a) NAME OF ISSUER (Please type or print) (b) IRS IDENT. NO.  (c) SEC FILE NO.
     L-3 Communications Holdings, Inc.         133937434           001-14141

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1(d) ADDRESS OF ISSUER  STREET  CITY   STATE   ZIP CODE    (e) TELEPHONE NO.
600 Third Avenue, 34th Floor    New York, New York 10016       (212) 697-1111

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2(a) NAME OF PERSON FOR WHOSE  (b) SOCIAL SECURITY         (c) RELATIONSHIP
     ACCOUNT THE SECURITIES        NO. OR IRS IDENT. NO.       TO ISSUER
     ARE TO BE SOLD

     LaPenta, Robert V.            ###-##-####              President & CFO

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(d) ADDRESS        STREET              CITY                ZIP CODE
                      c/o L-3 Communications Corporation
                               600 Third Avenue
                              New York, NY, 10016
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the SEC File Number.
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

3(a)            (b)                             SEC USE ONLY  (c)                   (d)                   (e)
                   Name and Address of Each     ------------     Number of Shares        Aggregate            Number of Shares
 Title of the      Broker Through Whom the                        or Other Units           Market              or Other Units
   Class of      Securities are to be Offered   Broker-Dealer       To Be Sold             Value                 Outstanding
  Securities     or Each Market Maker who is     File Number
  To Be Sold       Acquiring the Securities                     (See instr. 3(c))     (See instr. 3(d))       (See instr. 3(e))
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Common Stock     Morgan Stanley                                       300,000            $17,742,000              106,920,648
                 1585 Broadway
                 New York, NY 10036
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

(f)                      (g)
    Approximate               Name of Each
    Date of Sale               Securities
                                Exchange
 (See instr. 3(f))
  (MO.  DAY  YR.)          (See instr. 3(g))
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     08/13/04                    NYSE
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                        TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

                                               Name of Person
                                               from Whom Acquired
Title of   Date You  Nature of                 (If gift, also give date   Amount of             Date of
the Class  Acquired  Acquisition Transaction   donor acquired)            Securities Acquired   Payment     Nature of Payment
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Common     4/1/96    Private Transaction       L-3 Communications           2,944,000(1)         4/1/96     Check
Stock                                          Holdings, Inc.
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

INSTRUCTIONS: If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.


              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

                                                                               Amount of     Gross
Name and Address of Seller         Title of Securities Sold    Date of Sale    Securities    Proceeds
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REMARKS:

In accordance with the procedures described in the Commission's interpretive letter to Goldman, Sachs & Co. dated December 20, 1999, this Form 144 is being filed in connection with the sale of 300,000 shares of the Common Stock of L-3
Communications Holdings, Inc. to Morgan Stanley pursuant to a Variable Prepaid
Forward Contract. The final pricing terms of the Variable Prepaid Forward
Contract will be determined by the average sales price that Morgan Stanley will be able to obtain for an equivalent number of shares of L-3 Communications
Holdings, Inc. Common Stock.

(1) As adjusted for two-for-one stock split announced on April 23, 2002.


INSTRUCTIONS:

See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to sales by all persons whose sales are required by paragraph
(e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which have not been publicly disclosed.

Date: 08/13/2004                     /s/ Robert V. LaPenta
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The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).